June 22, 2009
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20548

Re.	Callidus Software Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed on March 12, 2009 File No. 000-50463
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated June 9, 2009 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 9A. Controls and Disclosures
Management’s Annual Report on Internal Control Over Financial Reporting, page 49
1.	We note your response to comment 1 of our letter dated May 18, 2009 regarding the two changes in your internal controls over financial reporting following the discovery of an error in a recent period. It appears that you revised and formalized the use of a standardized contract that will have a predictable and uniform accounting treatment and would substantially reduce the possibility of a future recurrence of the problem that led to the error in the prior period. Further, the modification of your order fulfillment process also appears to correct a problem that contributed to the error you discovered. Since both of these changes in your internal controls over financial reporting were made during the fourth quarter and would have effects on future periods, it is unclear how you concluded that the changes would not be reasonably likely to materially affect the internal controls over financial reporting. Please explain the basis for this conclusion, or revise the Form 10-K to reflect the changes made to the internal control over financial reporting.
Our Response: As of December 31, 2007 and 2008, management concluded that, based on the criteria set forth in the Internal Control Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission, our internal control over financial reporting was effective. As pertaining to the software contract and delivery processes, these effective controls already included the following:
•	Legal and Finance department manager contract reviews;

•	Finance department manager review of software delivery to our customers; and

•	Finance department manager review intended to ensure compliance with generally accepted accounting principles related to software revenue recognition.
As part of management’s evaluation of the 2007 error identified in 2008, management performed a detailed analysis of all license sales transactions for 2007 and 2008 to determine if the identified error was an isolated incident or if additional errors existed. Our analysis did not identify any additional errors. Further, our analysis concluded that breakdowns resulting from human failure to comply with existing controls resulted in the error. In Auditing Standard No. 5, the Public Company Accounting Oversight Board (PCAOB) states the following:
Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting.
In other words, the PCAOB has acknowledged that, because internal controls require “human diligence” and “judgment”, even effective internal controls will not provide a failsafe against human failure. In this case, management concluded that the error resulted from human failure. Additionally, the risk that material misstatements due to human failure will not be prevented or detected on a timely basis was mitigated by the effective internal controls the Company had in place.
Nevertheless, in an effort to enhance the Company’s existing processes and further mitigate the risk of human failure, management implemented two minor changes to enhance the software contract and delivery processes. As discussed below, these two minor changes were not in response to the lack of effective controls. These two minor changes are as follows:

•	The formalization of the use of a communication tool that we refer to as a contract initiation form. This form simply provides a mechanism for Sales employees to formally communicate proposed terms to the Legal department in order to initiate the contract drafting process. However, the proposed terms are subject to change throughout the process. Therefore, all contracts remain subject to the Legal and Finance department manager contract reviews, an already existing control mentioned above.

•	Granting customers immediate access to all of our software products so that all of the products are available for download. This type of access is intended to further minimize the likelihood of not delivering all elements of a license contract. Again, all deliveries remain subject to the Finance department manager review of software delivery to our customers, an already existing control mentioned above.
In summary, management determined that the Company already maintained controls for the software contract and delivery processes that were effective. Additionally, the error was due to human failure to comply with existing controls, which the PCAOB, in Auditing Standard No. 5, recognizes as an inherent limitation of any internal control over financial reporting. Management implemented the two minor changes discussed above merely to supplement the existing software contract and delivery processes, as we previously concluded that the Company’s controls were already effective. Therefore, in light of its determination that effective internal controls were in place even without any process enhancements, management concluded that the two minor process enhancement changes would not be reasonably likely to materially affect the internal control over financial reporting.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (408) 808-6518.
Sincerely yours,
/s/ Ronald J. Fior
Ronald J. Fior
Chief Financial Officer,
Senior Vice President, Finance and Operations